Exhibit 15.1

July 31, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated July 31, 2018, of FRONTEO, Inc. and are in agreement with the statements contained in the first paragraph of Item 16F on page 79 with respect to our audits of the March 31, 2018 and 2017 consolidated financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare consolidated financial statements, included in Item 15 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's fiscal year ended March 31, 2018 consolidated financial statements.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan